NEWS RELEASE

SHAW PROVIDES DIVIDEND RATE NOTICE FOR CUMULATIVE REDEEMABLE

FLOATING RATE CLASS 2 PREFERRED SHARES, SERIES B

Calgary, Alberta (December 1, 2017) – Shaw Communications Inc. (“Shaw”) announced today that it has given the registered shareholders of its Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”) notice of dividend rates.

Effective December 31, 2017, the Floating Quarterly Dividend Rate for the Series B Shares was set for the seventh Quarterly Floating Rate Period (being the period from and including December 31, 2017 to, but excluding, March 31, 2018) at 2.872%. The Floating Quarterly Dividend Rate will be reset every quarter.

The Series B Shares are listed on the Toronto Stock Exchange under the ticker symbol SJR.PR.B.

For more information on the terms of, and risks associated with an investment in, the Series B Shares, see Shaw’s prospectus supplement dated May 20, 2011 which is available on sedar.com

About Shaw Communications Inc.

Shaw is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony and video.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca